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Tefron Ltd.

NYSE/TFR
28 Chida Street
Bnei-Brak, Israel 51371
Phone 972-3-579-8701
Fax 972-3-579-8715

     Tefron Ltd. to Explore Strategic Alternatives

         BNEI-BRAK, Israel, June 21 /PRNewswire/ --Tefron Ltd. (NYSE: TFR), one of the world's leading producers of seamless intimate apparel, today announced that, as a result of the receipt by its principal shareholders of indications of interest to explore possibilities of acquiring their shares in Tefron, Tefron's Board of Directors has retained the investment banking firm of Credit Suisse First Boston to assist the Company in exploring strategic alternatives.

         Sigi Rabinowicz, chief executive officer of Tefron, said, "The Board intends to evaluate its alternatives to maximize value for all of its shareholders. The Company is well positioned to capitalize on its excellent client relationships and technological innovations to further its position in its industry. We are willing to explore all options which will help us to achieve our goals and benefit all of our shareholders.

         Mr. Rabinowicz continued by stating that, at this time, it was the preference of the Board to explore possibilities of a transaction for all shareholders rather than pursue the interest in the shares of the principal shareholders. He noted that there could be no assurance that any transaction would occur at all or, if one were to occur, as to the type or price of any such transaction.

         Mr. Rabinowicz added, "As part of Tefron's continuing product development efforts, we are pleased to announce that we have applied our proprietary HiTex technology to develop a new revolutionary concept in bras. This new seamless bra is already receiving strong demand indications from a number of key customers and we expect to begin delivery to customers by early 2001. Tefron has applied for a patent for this product."

         Mr. Rabinowicz further added, "Arie Wolfson, chairman and president of Tefron, has notified the board that when his contract with Tefron ends August 31, 2000, he would like to devote more of his time to his role as chairman and chief executive officer of Macpell Industries Ltd., Tefron's principal shareholder. As a result, we intend to begin a process of finding a replacement."

         Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, DIM, Cacharel, Schiesser, B.H.S., DKNY, Target and Nike, as well as three other well-known American designer labels. The company's product line includes knitted briefs, tank tops, loungewear, nightwear, bras, T-shirts and bodysuits, primarily for women.

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         To receive Tefron Ltd.'s latest news releases and other corporate announcements via fax, at no cost, dial 1-800-PRO-INFO; use the company's symbol (TFR), or visit The Financial Relations Board web site at http://www.frbinc.com .

         This press release contains certain forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, fluctuations in product demand, economic conditions as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated.

     SOURCE  Tefron Ltd.


     Web site:  http://www.frbinc.com

     CONTACT: Mr. Sigi Rabinowicz, CEO of Tefron Ltd., 972-3-579-8701, or fax, 972-3-579-8715; General Info, Marilynn Meek, Analysts, Vanessa Schwartz, or Media, Judith Sylk-Siegel, 212-661-8030, of The Financial Relations Board